James R. Tanenbaum
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104   February 16, 2012

            RE: Medley Capital Corporation
                    File Nos.: 814-818; 333-166491

Dear Mr. Tanenbaum:

        On January 27, 2012, Medley Capital Corporation (the "Company"), which has
elected to be regulated as a business development company under the provisions of the
Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-
2 under the Securities Act of 1933 ("1933 Act"), and an amendment thereto on February
15, 2012, to register up to $300 million in aggregate offering price of the Company's
common stock, preferred stock, debt securities, units or warrants representing rights to
purchase shares of the Company's common or preferred stock or debt securities in a shelf
offering under Rule 415 of the 1933 Act.

        Pursuant to Release No. 33-6510, we performed a limited review of the
registration statement and amendment. In a letter received February 3, 2012, Anna T.
Pinedo of your firm represented that the disclosure is not materially different from the
information presented in the Company's registration statement, which was declared
effective on January 29, 2011, other than with respect to updated financial statements,
portfolio investments and certain other information. We have reviewed the registration
statement, including the amendment, and have the following comments. Page numbers
refer to the marked courtesy copy sent electronically.

        Prospectus

    It appears that the Company may offer common stock, preferred stock, warrants, debt
securities and units in this shelf registration statement. Pursuant to our conversations,
please include an undertaking in Part C of the registration statement to file a post-
effective amendment when such preferred stock, warrants, debt securities and units
("Other Securities") are subsequently offered. In addition, please include an undertaking
in Part C of the registration statement to file for staff review a post-effective amendment
under section 8(c) of the 1933 Act in respect of any one or more offerings of the
Company's common shares (including rights to purchase its common shares) below net
asset value that will result in greater than 15% dilution in the aggregate to existing
shareholder net asset value.

1. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company's future issuances of securities. Please add further appropriate disclosure (including in the fee table) if the Company intends to issue Other Securities within the next year.

2. We note the absence of the Acquired Fund Fees and Expenses line item in the Company's fee table. Please confirm to us in your response letter that the Company did not make investments that trigger the need for Acquired Fund Fees and Expenses disclosure.

3. All fees and expenses associated with the securities of the Company must be appropriately presented in the fee table based on net assets attributable to common shares. Please explain in a footnote that this is because such expenses are ultimately paid by the Company's common stockholders. It also should be clear that offering expenses of the securities, if any, will be borne directly or indirectly by the Company's common shareholders.

4. Page 4—a revision has been made changing "opportunity" to "opportunit". Is this a typographical error?

6.   Page 9--Fees and Expenses—Please advise the staff which percentages in the fee table are estimates. In addition, please include stockholder transaction expenses in the fee example. Blanks should be filled in before the filing can be declared effective. The Example states that incentive fees have been excluded; it appears that they should have been included.

7. The prospectus indicates that the Company will seek shareholder approval for sales below net asset value. If such approval has already been obtained, that fact should be disclosed.

8. Please add risk disclosure stating that incentive fees may be paid on PIK interest that is accrued but may not be paid.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel